# Offering Statement for
# Northstar Technologies Group, Inc.

# The Company

1. **What is the name of the issuer?**

Northstar Technologies Group, Inc.

365 5th Avenue S
Suite 219
Naples, FL 34102

# Eligibility

2. **The following are true for Northstar Technologies Group, Inc.:**

   ▪ Organized under, and subject to, the laws of a State or territory of the United States or the District of Columbia.

   ▪ Not subject to the requirement to file reports pursuant to Section 13 or Section 15(d) of the Securities Exchange Act of 1934.

   ▪ Not an investment company registered or required to be registered under the Investment Company Act of 1940.

   ▪ Not ineligible to rely on this exemption under Section 4(a)(6) of the Securities Act as a result of a disqualification specified in Rule 503(a) of Regulation Crowdfunding. (For more information about these disqualifications, see Question 30 of this Question and Answer format).

   ▪ Has filed with the Commission and provided to investors, to the extent required, the ongoing annual reports required by Regulation Crowdfunding during the two years immediately preceding the filing of this offering statement (or for such shorter period that the issuer was required to file such reports).

   ▪ Not a development stage company that (a) has no specific business plan or (b) has indicated that its business plan is to engage in a merger or acquisition with an unidentified company or companies.

3. **Has the issuer or any of its predecessors previously failed to comply with the ongoing reporting requirements of Rule 202 of Regulation Crowdfunding?**

   No.

# Directors, Officers and Promoters of the Company

4. **The following individuals (or entities) represent the company as a director, officer or promoter of the offering:**

   *Name*
   Paul Inglese

   *Principal occupation and employment responsibilities during at least the last three (3) years with start and ending dates*
   Mr. Inglese is a specialist in the design, engineering, and manufacturing of Advanced Fiber Reinforced Polymer Building Systems for use in Aerospace, Defense, Commercial, Industrial, Healthcare, Energy, and Agricultural market segments. Over the past 34 years, Mr. Inglese has worked on projects with some of the nations leading retailers and shopping center developers including Sunoco Oil Company, Starbucks Coffee, McDonald's, Anheiser Bush Brewing Company, Miller Brewing Company, Transworld Entertainment, Forest City Development, Delaware North and General Growth Properties working on malls, stadiums and areas through the United States, Canada, and Puerto Rico. Mr. Inglese's experience

with fiber-reinforced polymers has provided him with the vision and skills necessary for the development of the only 100% fiber reinforced polymer building system in the world for low-rise structures, mid-rise structures, and the only 100% fiber reinforced building system in the world for high-rise building envelope systems for high-velocity wind zone regions. Education/Memberships: 1986 Graduate of the Art Institute of Pittsburgh majoring in Architectural Design, Product Development, and Visual Communications 2004 - Present State of Florida Certified Building Contractor 2015 - Present Member of American Institute of Architects 2015 - Present Member of Design-Build Institute of America Employment: Mr. Inglese is CEO of Northstar Technologies Group, Inc. from Inception (May 26th, 2020) - Present CEO, Paul Anthony Design, Buffalo, FL, 1986 - 2001 CEO, Elite Group of Companies, Naples, FL, 2001 - 2011 Sales & Business Development Manager, Metromont Corporation, Greenville, SC, 2011 - 2014 CEO, Tellus Group of Companies, Naples, FL, 2014 - 2018 Advanced Building Consultant, Naples, FL., 2018 - 2020 CEO, Northstar Technologies Group, Inc., Naples, FL., 2020 - Present

*Name*
Kilton Agolli

*Principal occupation and employment responsibilities during at least the last three (3) years with start and ending dates*
Work experience: Board Director, Northstar Technologies Group, Inc. - 05/2020 - Present; Director of Business Development, Southwest Florida Helicopters, LLC. - 2016 – May 2020;

*Name*
Dwaine Parker

*Principal occupation and employment responsibilities during at least the last three (3) years with start and ending dates*
Mr. Parker is the President of Northstar Technologies Group Inc. In February 2018, Mr. Parker retired as a law enforcement helicopter pilot with 27 years' experience supporting local, state, and federal agencies (Fire, EMS, FAA, FBI, TSA, CBP, and Secret Service). Mr. Parker still remains active in the commercial helicopter industry as the owner of Southwest Florida Helicopters and is the Lead Safety Representative for the FAA Safety Team (FAASTeam) in Southwest Florida since 2010. Mr. Parker is a veteran of the US Army and currently resides in Naples, Florida. Mr. Parker is currently President of XiDrone Systems Inc. and personally developed in the U.S. and Europe the first company to obtain multi-sensor, counter-drone, patents. XiDrone System current patent portfolio includes: 9 U.S. patents 3 pending U.S. patents 1 European patent inclusive of 12 EU countries. XiDrone Systems' patent portfolio is "Seminal Patents" within the Counter-Drone industry for detecting, tracking, identifying, and defending against commercial drones. EDUCATION: Hillsborough High School, Tampa, Florida, 1981, High School Diploma Hillsborough Community College, Tampa, 1981, Florida, EMT Certification United States Army, Sergeant, Infantry, CONUS & Europe, 1982 – 1988 Federal Aviation Administration Certifications; 1989 - Present Private Pilot License Instrument Rating – Airplane Commercial Helicopter License Instrument Rating – Helicopter Certified Flight Instructor – Helicopter FAA FASTEAM Lead Safety Representative, Southwest Florida FAA Part 135 Certification, Emergency Medical Transport & Commercial Operations FAA Night Vision Goggle Certification FAA/NTSB Aircraft Crash Investigation Hillsborough & Pasco County Community College, Land O Lakes, Florida Police Certification, 1991 – 1994 Institute of Police Technology and Management, Tampa, Florida, Traffic Homicide Investigator, 1997 Miami/Dade Police Technology Training, Miami, Florida, Aviation Counter-Terrorism Training, 2003 EMPLOYMENT: United States Army, US & Europe, 1982 – 1988 Various Flight Schools, Florida, 1988 – 1991, 1997 - 1998 Hillsborough County Sheriff's Office, Tampa, Florida, 1991- 2001 Collier County Sheriff's Office, Naples, Florida, 2001 – 2018 Southwest Florida Helicopters, Naples, Florida, 2007 – Present XiDrone Systems Inc., Naples, Florida, 2014 – Present Northstar Technologies Group Inc., President, 2020 - Present

*Name*

James O'Neill

*Principal occupation and employment responsibilities during at least the last three (3) years with start and ending dates*
Work experience: Board Director, Northstar Technologies Group, Inc. - 05/2020 - Present; CEO, XiDrone Systems, Inc. - 2015 - Present; Short Bio: Former CEO of Siemens, Former Chairman and CEO of CompuDyne, Former Corporate Vice President and President of Northrop Grumman, Former Senior Vice President of Oracle, and Former President of Lucent Technologies. Extensive experience in senior-level management and operations of multi-billion-dollar organizations.

*Name*
Scott Foster

*Principal occupation and employment responsibilities during at least the last three (3) years with start and ending dates*
Mr. Foster is the Chief Financial Officer of Northstar Technologies Group, Inc. Mr. Foster is a high-performing management executive with 20 years of expertise in building and optimizing teams, organizational processes, infrastructure, financial, technical, and general organization operational functions to maximize business results. He has extensive experience working with the U.S. Department of Defense and various governmental agencies. Mr. Foster is a skilled leader who manages through a deep understanding of the organization and a strong commitment to the team. He has led as the COO of a small boutique defense including through its acquisition and as CEO/CFO of a startup surveillance company that currently operates today in both domestic and international markets. Mr. Foster purposely leads by example following a servant leadership style. He has a track record showing the extensive scope of responsibility, integrity, proven success, and delivering optimal results in challenging environments. Education: Bachelor of Science in Management Information Systems, Business Administration, The Master's University, Santa Clarita, California 1997 Masters of Business Administration (MBA), Azusa Pacific University, Azusa, California 2001 Numerous non-credentialed training classes in Information Technology, Security, Accounting, Program Management, and Earned Value Management Employment: COO, Vista Research, Inc., Arlington, VA., 2005 - 2015 CEO/CFO, aXion Applied Technology, Flagler Beach, FL., 2015 - Present CFO, Northstar Technologies Group, Inc., Naples, FL., 2020 - Present

# Principal Security Holders

5. **Provide the name and ownership level of each person, as of the most recent practicable date, who is the beneficial owner of 20 percent or more of the issuer's outstanding voting equity securities, calculated on the basis of voting power. To calculate total voting power, include all securities for which the person directly or indirectly has or shares the voting power, which includes the power to vote or to direct the voting of such securities. If the person has the right to acquire voting power of such securities within 60 days, including through the exercise of any option, warrant or right, the conversion of a security, or other arrangement, or if securities are held by a member of the family, through corporations or partnerships, or otherwise in a manner that would allow a person to direct or control the voting of the securities (or share in such direction or control — as, for example, a co-trustee) they should be included as being "beneficially owned." You should include an explanation of these circumstances in a footnote to the "Number of and Class of Securities Now Held." To calculate outstanding voting equity securities, assume all outstanding options are exercised and all outstanding convertible securities converted.**

## Paul Inglese

**Securities:**                                    12,000,000

| | |
|---|---|
| **Class:** | Common Stock |
| **Voting Power:** | 60.0% |

# Business and Anticipated Business Plan

6. **Describe in detail the business of the issuer and the anticipated business plan of the issuer.**

Northstar believes in producing innovative and affordable building solutions to achieve the highest level of sustainability to protect the environment. Our technology has shown to outlive the traditional building materials, thereby, showing the potential to lower construction and maintenance costs over the life of the structure. Northstar building systems are designed and engineered with advanced composite materials which are made up of high-performance resin systems and high-strength, high-stiffness glass fiber reinforcement that allow us the flexibility to meet your project specifications. Northstar is in the process of patenting Composite Building Systems and methods that have a high potential to be cost-saving. Our fiber-reinforced polymer (FRP) building technology is 75% lighter than structural steel, stronger than structural steel on a pound-for-pound basis, reducing structural requirements, foundations, installation equipment, and personnel. Northstar aims to produce its structures in factories. The goal behind it is to increase quality control while minimizing construction timelines. Northstar aims to sell through a global network of product dealers as a main source of revenue. We plan to charge the product dealers a yearly maintenance fee and add a markup on top of the cost of goods sold. We also plan to license our IP to specialty manufacturers who use Northstar building system components and methods to manufacture their own products. Another source of revenue could come from yearly licensing fees and markups on Northstar raw materials to Northstar IP Licensees Northstar has patent-pending systems and methods needed for construction using 100% fiber-reinforced polymer (FRP) composite building materials, focusing on driving potential revenue and profit streams from licensing agreements with selected commercial and residential builders and manufacturers of specialty structures. In addition, we are actively pursuing opportunities with construction industry companies that currently use traditional building materials, including mobile structures, prefab, commercial, industrial, aerospace and defense, energy, agriculture, and healthcare builders.

Northstar Technologies Group, Inc. currently has 6 employees.

# Risk Factors

7. **Material factors that make an investment in Northstar Technologies Group, Inc. speculative or risky:**

   1. If the Company is unable to raise additional capital on acceptable terms, it may be unable to maintain sufficient growth or commercialize its products. The Company may require substantial future capital in order to continue to conduct the research, product development, and marketing required to scale the business. There can be no assurance that additional funding will be available on acceptable terms. Failure to satisfy our capital requirements may adversely affect the Company's business, financial condition, and results of operations because the Company would be left without the capital required to complete product development or establish sales and marketing capabilities.

   2. The United States and other countries have experienced and may experience in the future, major health epidemics related to viruses, other pathogens, and other unforeseen or catastrophic events, including natural disasters, extreme weather events, power loss, acts of war, and terrorist attacks. For example, there was an outbreak of COVID-19, a novel virus, which has spread to the United States and other countries and declared a global pandemic. The global spread of COVID-19 has created significant volatility and uncertainty in financial markets. Although COVID-19 is currently not material to our results of operations, there is significant uncertainty relating to the potential impact of COVID-19 on our business. The extent to which COVID-19 impacts our current capital raise and our ability to obtain future financing, as well as our results of operations and financial condition, generally, will depend on future developments which are highly uncertain and cannot be predicted, including new information which may emerge concerning the severity of COVID-19 and the actions taken by governments and private businesses to contain COVID-19 or treat its impact, among others. If the disruptions posed by COVID-19 continue for an extensive period of time, our business, results of operations, and financial condition may be materially adversely affected.

   3. Start-up investing is risky. Investing in early-stage companies is very risky, highly speculative, and should not be made by anyone who cannot afford to lose their entire investment. Unlike an investment in a mature business where there is a track record of revenue and income, the success of a startup or early-stage venture often relies on the development of a new product or service that may or may not find a market. Before investing, you should carefully consider the specific risks and disclosures related to both this offering type and the company.

   4. Your shares are not easily transferable. You should not plan on being able to readily transfer and/or resell your security. Currently, there is no market or liquidity for these shares and the company does not have any plans to list these shares on an exchange or other secondary market. At some point, the company may choose to do so, but until then you should plan to hold your investment for a significant period of time before a "liquidation event" occurs. A "liquidation event" is when the company either lists their shares on an exchange, is acquired, or goes bankrupt.

   5. We are highly dependent on the Services of our founder. Our future business and results of operations depend in significant part upon the continued contributions of our CEO and founder. If we lose those services or if he fails to perform in his current position, or if we are not able to attract and retain skilled employees in addition to our CEO and the current team, this could adversely affect the development of our business plan and harm our business. In addition, the loss of any other member of the board of directors or executive officers could harm the Company's business, financial condition, cash flow, and results of operations.

   6. Our management may not be able to control costs in an effective or timely manner. The Company's management anticipates it can use reasonable efforts to assess, predict, and control costs and expenses. However, implementing our business plan may require more employees, capital equipment, supplies or other expenditure items than management has predicted. Likewise, the cost of compensating employees and consultants or other operating costs may be higher than management's estimates, which could lead to sustained losses.

   7. Valuation and capitalization. Unlike listed companies that are valued publicly through market-driven stock prices, the valuation of private companies, especially startups, is difficult to assess and you may risk overpaying for your investment. In addition, there may be additional classes of equity with rights that are superior to the class of equity being sold.

8. Lack of professional guidance. Many successful companies partially attribute their early success to the guidance of professional early-stage investors (e.g., angel investors and venture capital firms). These investors often negotiate for seats on the company's board of directors and play an important role through their resources, contacts, and experience in assisting early-stage companies in executing their business plans. An early-stage company may not have the benefit of such professional investors.

9. Fundraising outside of the platform Our ability to succeed depends on how successful we will be in our fundraising effort. We plan to diversify fund-raising beyond this campaign, in order to use resources to build the necessary business infrastructure to be successful in the long-term. In the event of competitors being better capitalized than we are, that would give them a significant advantage in marketing and operations.

10. Fundraising outside of the platform Our ability to succeed depends on how successful we will be in our fundraising effort. We plan to diversify fund-raising beyond this campaign, in order to use resources to build the necessary business infrastructure to be successful in the long-term. In the event of competitors being better capitalized than we are, that would give them a significant advantage in marketing and operations.

11. *The U.S. Securities and Exchange Commission does not pass upon the merits of any securities offered or the terms of the offering, nor does it pass upon the accuracy or completeness of any offering document or literature.*

    You should not rely on the fact that our Form C, and if applicable Form D is accessible through the U.S. Securities and Exchange Commission's EDGAR filing system as an approval, endorsement or guarantee of compliance as it relates to this Offering.

12. *Neither the Offering nor the Securities have been registered under federal or state securities laws, leading to an absence of certain regulation applicable to the Company.*

    The securities being offered have not been registered under the Securities Act of 1933 (the "Securities Act"), in reliance on exemptive provisions of the Securities Act. Similar reliance has been placed on apparently available exemptions from securities registration or qualification requirements under applicable state securities laws. No assurance can be given that any offering currently qualifies or will continue to qualify under one or more of such exemptive provisions due to, among other things, the adequacy of disclosure and the manner of distribution, the existence of similar offerings in the past or in the future, or a change of any securities law or regulation that has retroactive effect. If, and to the extent that, claims or suits for rescission are brought and successfully concluded for failure to register any offering or other offerings or for acts or omissions constituting offenses under the Securities Act, the Securities Exchange Act of 1934, or applicable state securities laws, the Company could be materially adversely affected, jeopardizing the Company's ability to operate successfully. Furthermore, the human and capital resources of the Company could be adversely affected by the need to defend actions under these laws, even if the Company is ultimately successful in its defense.

13. *The Company has the right to extend the Offering Deadline, conduct multiple closings, or end the Offering early.*

    The Company may extend the Offering Deadline beyond what is currently stated herein. This means that your investment may continue to be held in escrow while the Company attempts to raise the Minimum Amount even after the Offering Deadline stated herein is reached. While you have the right to cancel your investment up to 48 hours before an Offering Deadline, if you choose to not cancel your investment, your investment will not be accruing interest during this time and will simply be held until such time as the new Offering Deadline is reached without the Company receiving the Minimum Amount, at which time it will be returned to you without interest or deduction, or the Company receives the Minimum Amount, at which time it will be released to the Company to be used as set forth herein. Upon or shortly after release of such funds to the Company, the Securities will be issued and distributed to you. If the Company reaches the target offering amount prior to the Offering Deadline, they may conduct the first of multiple closings of the Offering prior to the

Offering Deadline, provided that the Company gives notice to the investors of the closing at least five business days prior to the closing (absent a material change that would require an extension of the Offering and reconfirmation of the investment commitment). Thereafter, the Company may conduct additional closings until the Offering Deadline. The Company may also end the Offering early; if the Offering reaches its target offering amount after 21-calendar days but before the deadline, the Company can end the Offering with 5 business days' notice. This means your failure to participate in the Offering in a timely manner, may prevent you from being able to participate – it also means the Company may limit the amount of capital it can raise during the Offering by ending it early.

14. *The Company's management may have broad discretion in how the Company uses the net proceeds of the Offering.*

Despite that the Company has agreed to a specific use of the proceeds from the Offering, the Company's management will have considerable discretion over the allocation of proceeds from the Offering. You may not have the opportunity, as part of your investment decision, to assess whether the proceeds are being used appropriately.

15. *The Securities issued by the Company will not be freely tradable until one year from the initial purchase date. Although the Securities may be tradable under federal securities law, state securities regulations may apply, and each Investor should consult with his or her attorney.*

You should be aware of the long-term nature of this investment. There is not now and likely will not be a public market for the Securities. Because the Securities offered in this Offering have not been registered under the Securities Act or under the securities laws of any state or non-United States jurisdiction, the Securities have transfer restrictions and cannot be resold in the United States except pursuant to Rule 501 of Regulation CF. It is not currently contemplated that registration under the Securities Act or other securities laws will be affected. Limitations on the transfer of the shares of Securities may also adversely affect the price that you might be able to obtain for the shares of Securities in a private sale. Investors should be aware of the long-term nature of their investment in the Company. Investors in this Offering will be required to represent that they are purchasing the Securities for their own account, for investment purposes and not with a view to resale or distribution thereof.

16. *Investors will not be entitled to any inspection or information rights other than those required by Regulation CF.*

Investors will not have the right to inspect the books and records of the Company or to receive financial or other information from the Company, other than as required by Regulation CF. Other security holders of the Company may have such rights. Regulation CF requires only the provision of an annual report on Form C and no additional information – there are numerous methods by which the Company can terminate annual report obligations, resulting in no information rights, contractual, statutory or otherwise, owed to Investors. This lack of information could put Investors at a disadvantage in general and with respect to other security holders.

17. *The shares of Securities acquired upon the Offering may be significantly diluted as a consequence of subsequent financings.*

Company equity securities will be subject to dilution. Company intends to issue additional equity to future employees and third-party financing sources in amounts that are uncertain at this time, and as a consequence, holders of Securities will be subject to dilution in an unpredictable amount. Such dilution may reduce the purchaser's economic interests in the Company.

18. The amount of additional financing needed by Company will depend upon several contingencies not foreseen at the time of this Offering. Each such round of financing (whether from the Company or

other investors) is typically intended to provide the Company with enough capital to reach the next major corporate milestone. If the funds are not sufficient, Company may have to raise additional capital at a price unfavorable to the existing investors. The availability of capital is at least partially a function of capital market conditions that are beyond the control of the Company. There can be no assurance that the Company will be able to predict accurately the future capital requirements necessary for success or that additional funds will be available from any source. Failure to obtain such financing on favorable terms could dilute or otherwise severely impair the value of the investor's Company securities.

19. *There is no present public market for these Securities and we have arbitrarily set the price.*

    The offering price was not established in a competitive market. We have arbitrarily set the price of the Securities with reference to the general status of the securities market and other relevant factors. The Offering price for the Securities should not be considered an indication of the actual value of the Securities and is not based on our net worth or prior earnings. We cannot assure you that the Securities could be resold by you at the Offering price or at any other price.

20. In addition to the risks listed above, businesses are often subject to risks not foreseen or fully appreciated by the management. It is not possible to foresee all risks that may affect us. Moreover, the Company cannot predict whether the Company will successfully effectuate the Company's current business plan. Each prospective Investor is encouraged to carefully analyze the risks and merits of an investment in the Securities and should take into consideration when making such analysis, among other, the Risk Factors discussed above.

21. THE SECURITIES OFFERED INVOLVE A HIGH DEGREE OF RISK AND MAY RESULT IN THE LOSS OF YOUR ENTIRE INVESTMENT. ANY PERSON CONSIDERING THE PURCHASE OF THESE SECURITIES SHOULD BE AWARE OF THESE AND OTHER FACTORS SET FORTH IN THIS OFFERING STATEMENT AND SHOULD CONSULT WITH HIS OR HER LEGAL, TAX AND FINANCIAL ADVISORS PRIOR TO MAKING AN INVESTMENT IN THE SECURITIES. THE SECURITIES SHOULD ONLY BE PURCHASED BY PERSONS WHO CAN AFFORD TO LOSE ALL OF THEIR INVESTMENT.

# The Offering

Northstar Technologies Group, Inc. ("Company") is offering securities under Regulation CF, through Netcapital Funding Portal Inc. ("Portal"). Portal is a FINRA/SEC registered funding portal and will receive cash compensation equal to 4.9% of the value of the securities sold through Regulation CF. Investments made under Regulation CF involve a high degree of risk and those investors who cannot afford to lose their entire investment should not invest.

The Company plans to raise between $10,000 and $1,069,800 through an offering under Regulation CF. Specifically, if we reach the target offering amount of $10,000, we may conduct the first of multiple or rolling closings of the offering early if we provide notice about the new offering deadline at least five business days prior to such new offering deadline (absent a material change that would require an extension of the offering and reconfirmation of the investment commitment). Oversubscriptions will be allocated on a first come, first served basis. Changes to the offering, material or otherwise, occurring after a closing, will only impact investments which have yet to be closed.

In the event The Company fails to reach the offering target of $10,000, any investments made under the offering will be cancelled and the investment funds will be returned to the investor.

8. **What is the purpose of this offering?**

The Company intends to use the net proceeds of this offering for engineering and development, marketing and business development, domestic and international patent development and associated filings, and general and administrative expenses associated with company ongoing operations. We plan to allocate 40% of the proceed from this offering to engineering and development, 35% to marketing / business development, 10% to domestic/international patents and associated filings, and 10% to general and administrative expenses.

9. **How does the issuer intend to use the proceeds of this offering?**

| Uses | If Target Offering Amount Sold | If Maximum Amount Sold |
|---|---|---|
| Intermediary Fees | $490 | $52,420 |
| Engineering & Development | $4,010 | $429,990 |
| Marketing/ Business Development | $3,500 | $373,430 |
| Domestic/International Patent Filings | $1,000 | $106,980 |
| General/Admin Expense | $1,000 | $106,980 |
| **Total Use of Proceeds** | **$10,000** | **$1,069,800** |

10. **How will the issuer complete the transaction and deliver securities to the investors?**

In entering into an agreement on the Netcapital Funding Portal to purchase securities, both investors and Northstar Technologies Group, Inc. must agree that a transfer agent, which keeps records of our outstanding Common Stock (the "Securities"), will issue digital Securities in the investor's name (a paper certificate will not be printed). Similar to other online investment accounts, the transfer agent will give investors access to a web site to see the number of Securities that they own in our company. These Securities will be issued to investors after the deadline date for investing has passed, as long as the targeted offering amount has been reached. The transfer agent will record the issuance when we have received the purchase proceeds from the escrow agent who is holding your investment commitment.

11. **How can an investor cancel an investment commitment?**

You may cancel an investment commitment for any reason until 48 hours prior to the deadline identified in the offering by logging in to your account with Netcapital, browsing to the Investments screen, and clicking to cancel your investment commitment. Netcapital will notify investors when the target offering amount has been met. If the issuer reaches the target offering amount prior to the deadline identified in the offering materials, it may close the offering early if it provides notice about the new offering deadline at least five business days prior to such new offering deadline (absent a material change that would require an extension of the offering and reconfirmation of the investment commitment). If an investor does not cancel an investment commitment before the 48-hour period prior to the offering deadline, the funds will be released to the issuer upon closing of the offering and the investor will receive securities in exchange for his or her investment. If an investor does not reconfirm his or her investment commitment after a material change is made to the offering, the investor's investment commitment will be cancelled and the committed funds will be returned.

12. **Can the Company perform multiple closings or rolling closings for the offering?**

If we reach the target offering amount prior to the offering deadline, we may conduct the first of multiple closings of the offering early, if we provide notice about the new offering deadline at least five business days prior (absent a material change that would require an extension of the offering and reconfirmation of the investment commitment). Thereafter, we may conduct additional closings until the offering deadline. We will issue Securities in connection with each closing. Oversubscriptions will be allocated on a first

come, first served basis. Changes to the offering, material or otherwise, occurring after a closing, will only impact investments which have yet to be closed.

# Ownership and Capital Structure

## The Offering

13. **Describe the terms of the securities being offered.**

    We are issuing Securities at an offering price of $1.50 per share.

14. **Do the securities offered have voting rights?**

    The Securities are being issued with voting rights. However, so that the crowdfunding community has the opportunity to act together and cast a vote as a group when a voting matter arises, a record owner will cast your vote for you. Please refer to the record owner agreement that you sign before your purchase is complete.

15. **Are there any limitations on any voting or other rights identified above?**

    You are giving your voting rights to the record owner, who will vote the Securities on behalf of all investors who purchased Securities on the Netcapital crowdfunding portal.

16. **How may the terms of the securities being offered be modified?**

    We may choose to modify the terms of the securities before the offering is completed. However, if the terms are modified, and we deem it to be a material change, we need to contact you and you will be given the opportunity to reconfirm your investment. Your reconfirmation must be completed within five business days of receipt of the notice of a material change, and if you do not reconfirm, your investment will be canceled and your money will be returned to you.

## Restrictions on Transfer of the Securities Offered

The securities being offered may not be transferred by any purchaser of such securities during the one-year period beginning when the securities were issued, unless such securities are transferred:

- to the issuer;
- to an accredited investor;
- as part of an offering registered with the U.S. Securities and Exchange Commission; or
- to a member of the family of the purchaser or the equivalent, to a trust controlled by the purchaser, to a trust created for the benefit of a member of the family of the purchaser or the equivalent, or in connection with the death or divorce of the purchaser or other similar circumstance.

  The term "accredited investor" means any person who comes within any of the categories set forth in Rule 501(a) of Regulation D, or who the seller reasonably believes comes within any of such categories, at the time of the sale of the securities to that person.
  The term "member of the family of the purchaser or the equivalent" includes a child, stepchild, grandchild, parent, stepparent, grandparent, spouse or spousal equivalent, sibling, mother-in-law, father-in-law, son-in-law, daughter-in-law, brother-in-law, or sister-in-law of the purchaser, and includes

adoptive relationships. The term "spousal equivalent" means a cohabitant occupying a relationship generally equivalent to that of a spouse.

# Description of Issuer's Securities

17. **What other securities or classes of securities of the issuer are outstanding? Describe the material terms of any other outstanding securities or classes of securities of the issuer.**

## Securities

| Class of Security | Amount Authorized | Amount Outstanding | Voting Rights | Other Rights |
|---|---|---|---|---|
| Common Stock | 33,000,000 | 20,000,000 | Yes | |

## Options, Warrants and Other Rights

None.

18. **How may the rights of the securities being offered be materially limited, diluted or qualified by the rights of any other class of securities?**

None of the Company's existing debt is convertible into equity, and there are no warrants, options, or other convertible instruments outstanding.

19. **Are there any differences not reflected above between the securities being offered and each other class of security of the issuer?**

No.

20. **How could the exercise of rights held by the principal owners identified in Question 5 above affect the purchasers of Securities being offered?**

The Company's bylaws can be amended by the shareholders of the Company, and directors can be added or removed by shareholder vote. As minority owners you are subject to the decisions made by the majority owner. The issued and outstanding common stock gives management voting control of the company. As a minority owner, you may be outvoted on issues that impact your investment, such as the issuance of additional shares, or the sale of debt, convertible debt or assets of the company.

21. **How are the securities being offered being valued? Include examples of methods for how such securities may be valued by the issuer in the future, including during subsequent corporate actions.**

The price of the Securities was determined solely by the Management and bears no relation to traditional measures of valuation such as book value or price-to-earnings ratios. We expect that any future valuation will take the same approach.

22. **What are the risks to purchasers of the securities relating to minority ownership in the issuer?**

As the holder of a majority of the voting rights in the company, our majority shareholder may make decisions with which you disagree, or that negatively affect the value of your investment in the company, and you will have no recourse to change those decisions. Your interests may conflict with the interests of other investors, and there is no guarantee that the company will develop in a way that is advantageous to you. For example, the majority shareholder may decide to issue additional shares to new investors, sell convertible debt instruments with beneficial conversion features, or make decisions that affect the tax treatment of the company in ways that may be unfavorable to you. Based on the risks described above,

you may lose all or part of your investment in the securities that you purchase, and you may never see positive returns.

23. **What are the risks to purchasers associated with corporate actions including:**

   ▪ **additional issuances of securities,**

   ▪ **issuer repurchases of securities,**

   ▪ **a sale of the issuer or of assets of the issuer or**

   ▪ **transactions with related parties?**

The issuance of additional shares of our common stock will dilute your ownership. As a result, if we achieve profitable operations in the future, our net income per share will be reduced because of dilution, and the market price of our common stock, if there is a market price, could decline as a result of the additional issuances of securities. If we repurchase securities, so that the above risk is mitigated, and there are fewer shares of common stock outstanding, we may not have enough cash available for marketing expenses, growth, or operating expenses to reach our goals. If we do not have enough cash to operate and grow, we anticipate the market price of our shares would decline. A sale of our company or of the assets of our company may result in an entire loss of your investment. We cannot predict the market value of our company or our assets, and the proceeds of a sale may not be cash, but instead, unmarketable securities, or an assumption of liabilities. In addition to the payment of wages and expense reimbursements, we may need to engage in transactions with officers, directors, or affiliates. By acquiring an interest in the Company, you will be deemed to have acknowledged the existence of any such actual or potential related party transactions and waived any claim with respect to any liability arising from a perceived or actual conflict of interest. In some instances, we may deem it necessary to seek a loan from related parties. Such financing may not be available when needed. Even if such financing is available, it may be on terms that are materially averse to your interests with respect to dilution of book value, dividend preferences, liquidation preferences, or other terms. No assurance can be given that such funds will be available or, if available, will be on commercially reasonable terms satisfactory to us. If we are unable to obtain financing on reasonable terms, we could be forced to discontinue our operations. We anticipate that any transactions with related parties will be vetted and approved by executives(s) unaffiliated with the related parties.

24. **Describe the material terms of any indebtedness of the issuer:**

| | |
|---|---|
| **Creditor(s):** | Scott Foster |
| **Amount Outstanding:** | $92,933 |
| **Interest Rate:** | 6.0% |
| **Maturity Date:** | December 31, 2023 |
| **Other Material Terms:** | The Company has a line of credit outstanding with a stockholder of the Company with a borrowing limit of $150,000. The line accrues interest at 6% per annum and principal and accrued interest are due upon maturity on December 31, 2023. |
| | |
| **Creditor(s):** | Scott Foster |
| **Amount Outstanding:** | $16,307 |
| **Interest Rate:** | 8.2% |
| **Maturity Date:** | February 28, 2025 |
| **Other Material Terms:** | |
| | |
| **Creditor(s):** | Scott Foster |
| **Amount Outstanding:** | $12,177 |

| | |
|---|---|
| **Interest Rate:** | 7.0% |
| **Maturity Date:** | June 2, 2025 |
| **Other Material Terms:** | |
| | |
| **Creditor(s):** | Dwaine Parker |
| **Amount Outstanding:** | $21,028 |
| **Interest Rate:** | 9.0% |
| **Maturity Date:** | December 8, 2025 |
| **Other Material Terms:** | |
| | |
| **Creditor(s):** | Scott Foster |
| **Amount Outstanding:** | $30,458 |
| **Interest Rate:** | 11.8% |
| **Maturity Date:** | February 2, 2026 |
| **Other Material Terms:** | |
| | |
| **Creditor(s):** | Scott Foster |
| **Amount Outstanding:** | $12,826 |
| **Interest Rate:** | 6.5% |
| **Maturity Date:** | February 28, 2026 |
| **Other Material Terms:** | |
| | |
| **Creditor(s):** | Scott Foster |
| **Amount Outstanding:** | $21,974 |
| **Interest Rate:** | 8.7% |
| **Maturity Date:** | March 28, 2026 |
| **Other Material Terms:** | |
| | |
| **Creditor(s):** | Scott Foster |
| **Amount Outstanding:** | $21,526 |
| **Interest Rate:** | 9.0% |
| **Maturity Date:** | April 30, 2026 |
| **Other Material Terms:** | |
| | |
| **Creditor(s):** | Scott Foster |
| **Amount Outstanding:** | $30,055 |
| **Interest Rate:** | 8.0% |
| **Maturity Date:** | June 14, 2026 |
| **Other Material Terms:** | |
| | |
| **Creditor(s):** | Scott Foster |
| **Amount Outstanding:** | $54,389 |
| **Interest Rate:** | 7.0% |
| **Maturity Date:** | February 28, 2028 |

**Other Material Terms:**

| | |
|---|---|
| **Creditor(s):** | Dwaine Parker |
| **Amount Outstanding:** | $45,953 |
| **Interest Rate:** | 10.5% |
| **Maturity Date:** | February 28, 2028 |
| **Other Material Terms:** | |

25. **What other exempt offerings has Northstar Technologies Group, Inc. conducted within the past three years?**

| | |
|---|---|
| **Date of Offering:** | 06/2020 |
| **Exemption:** | Section 4(a)(2) |
| **Securities Offered:** | Common Stock |
| **Amount Sold:** | $2,000 |
| **Use of Proceeds:** | Operating expenses. |
| | |
| **Date of Offering:** | 12/2021 |
| **Exemption:** | Section 4(a)(2) |
| **Securities Offered:** | Common Stock |
| **Amount Sold:** | $262,140 |
| **Use of Proceeds:** | Operating expenses. |

26. **Was or is the issuer or any entities controlled by or under common control with the issuer a party to any transaction since the beginning of the issuer's last fiscal year, or any currently proposed transaction, where the amount involved exceeds five percent of the aggregate amount of capital raised by the issuer in reliance on Section 4(a)(6) of the Securities Act during the preceding 12-month period, including the amount the issuer seeks to raise in the current offering, in which any of the following persons had or is to have a direct or indirect material interest:**
    1. **any director or officer of the issuer;**
    2. **any person who is, as of the most recent practicable date, the beneficial owner of 20 percent or more of the issuer's outstanding voting equity securities, calculated on the basis of voting power;**
    3. **if the issuer was incorporated or organized within the past three years, any promoter of the issuer; or**
    4. **any immediate family member of any of the foregoing persons.**

Yes.

If yes, for each such transaction, disclose the following:

| Specified Person | Relationship to Issuer | Nature of Interest in Transaction | Amount of Interest |
|---|---|---|---|
| Scott Foster | CFO | Credit Line | $92,933 |
| Scott Foster | CFO | Notes Payable | $292,645 |
| Dwaine Parker | President | Notes Payable | $66,981 |

# Financial Condition of the Issuer

27. **Does the issuer have an operating history?**

    Yes.

28. **Describe the financial condition of the issuer, including, to the extent material, liquidity, capital resources and historical results of operations.**

    NorthStar Technologies Group, Inc. is a startup company. Our average monthly burn rate for the year ended December 31, 2021, was approximately $32,000. For the year ended December 31, 2021, we generated revenue of $615,035 and incurred operating expenses of $731,250, we also recorded $2,692 in other income via credit card rewards and interest income resulting in a net loss of $683,701. Even though the Company did not fully reach its initial goal of generating revenue of $1,000,000 in the year 2021, it remains optimistic as it booked $1,713,620 in unearned revenue in 2021. As of December 31, 2021, notes payable balance increased to $217,504, while the line of credit balance increased to $92,933. The line of credit is provided by a stockholder and is subject to a borrowing limit of $150,000. All the outstanding notes are owed to either the President or the Company CFO. The Company has various corporate credit cards with a total credit line of $99,800 as of December 31, 2021. The Company entered into a non-cancelable operating lease agreement on January 7, 2021, which was amended on May 3, 2021. The lease commenced on November 14, 2021 and terminating on November 14, 2024. The monthly base rent started at $8,625 per month and subject to a 1% increase over the twelve-month trailing U.S. CPI, with a minimum increase of 3% and a maximum increase of 5%. The lease is subject to an additional rent for a proportionate share of common area maintenance and reimbursable expenses. The lease may be renewed once for an additional three years. During the year ended on December 31, 2021, the Company managed to raise $262,140 via issuance of common stock conducted according to Section 4(a)(2). The Company also used this issuance of common stock to convert an $87,800 note payable owed to en Ex-Board Director of the Company, Rolf S. In addition, the Company raised another $500,241 via issuance of common stock conducted through a Reg CF offering on Netcapital. This offering is still ongoing. Our average monthly burn rate for the year ended December 31, 2020, was approximately $16,000. For the period from May 18, 2020 (inception) to December 31, 2020, we generated revenue of $21,994 and incurred operating expenses of $199,231. With this offering, we plan to allocate a significant portion of the funding to engineering and development and business development. We hope that these activities will help us reach our revenue targets. As of December 31, 2020, we recorded $87,800 of notes payable, and $47,000 payable on a line of credit. The line of credit is provided by a stockholder and is subject to a borrowing limit of $150,000. The Company entered into a non-cancelable lease agreement in August 2020 for its office location. Future minimum lease payments as of September 21, 2020, are $16,000 through the termination of the lease in May 2021. We anticipate continuing our fiscal discipline with regard to expenses to ensure an adequate runway for the duration of time it will take to raise sufficient funding with this offering and the timing of revenues.

# Financial Information

29. **Include the financial information specified by regulation, covering the two most recently completed fiscal years or the period(s) since inception if shorter.**

    See attachments:

    **CPA Review Report:**                    reviewletter.pdf

30. **With respect to the issuer, any predecessor of the issuer, any affiliated issuer, any director, officer, general partner or managing member of the issuer, any beneficial owner of 20 percent or more of the issuer's outstanding voting equity securities, calculated in the same form as described in Question 6 of this Question and Answer format, any promoter connected with the issuer in any capacity at the time of such sale, any person that has been or will be paid (directly or indirectly) remuneration for solicitation of purchasers in connection with such sale of securities, or any general partner, director, officer or managing member of any such solicitor, prior to May 16, 2016:**

   1. **Has any such person been convicted, within 10 years (or five years, in the case of issuers, their predecessors and affiliated issuers) before the filing of this offering statement, of any felony or misdemeanor:**
      1. **in connection with the purchase or sale of any security?**
      2. **involving the making of any false filing with the Commission?**
      3. **arising out of the conduct of the business of an underwriter, broker, dealer, municipal securities dealer, investment adviser, funding portal or paid solicitor of purchasers of securities?**

   2. **Is any such person subject to any order, judgment or decree of any court of competent jurisdiction, entered within five years before the filing of the information required by Section 4A(b) of the Securities Act that, at the time of filing of this offering statement, restrains or enjoins such person from engaging or continuing to engage in any conduct or practice:**
      1. **in connection with the purchase or sale of any security?;**
      2. **involving the making of any false filing with the Commission?**
      3. **arising out of the conduct of the business of an underwriter, broker, dealer, municipal securities dealer, investment adviser, funding portal or paid solicitor of purchasers of securities?**

   3. **Is any such person subject to a final order of a state securities commission (or an agency or officer of a state performing like functions); a state authority that supervises or examines banks, savings associations or credit unions; a state insurance commission (or an agency or officer of a state performing like functions); an appropriate federal banking agency; the U.S. Commodity Futures Trading Commission; or the National Credit Union Administration that:**
      1. **at the time of the filing of this offering statement bars the person from:**
         1. **association with an entity regulated by such commission, authority, agency or officer?**
         2. **engaging in the business of securities, insurance or banking?**
         3. **engaging in savings association or credit union activities?**
      2. **constitutes a final order based on a violation of any law or regulation that prohibits fraudulent, manipulative or deceptive conduct and for which the order was entered within the 10-year period ending on the date of the filing of this offering statement?**

   4. **Is any such person subject to an order of the Commission entered pursuant to Section 15(b) or 15B(c) of the Exchange Act or Section 203(e) or (f) of the Investment Advisers Act of 1940 that, at the time of the filing of this offering statement:**
      1. **suspends or revokes such person's registration as a broker, dealer, municipal securities dealer, investment adviser or funding portal?**
      2. **places limitations on the activities, functions or operations of such person?**
      3. **bars such person from being associated with any entity or from participating in the offering of any penny stock?**

   **If Yes to any of the above, explain:**

   5. **Is any such person subject to any order of the Commission entered within five years before the filing of this offering statement that, at the time of the filing of this offering statement, orders the person to cease and desist from committing or causing a violation or future violation of:**

1. **any scienter-based anti-fraud provision of the federal securities laws, including without limitation Section 17(a)(1) of the Securities Act, Section 10(b) of the Exchange Act, Section 15(c)(1) of the Exchange Act and Section 206(1) of the Investment Advisers Act of 1940 or any other rule or regulation thereunder?**
2. **Section 5 of the Securities Act?**

6. **Is any such person suspended or expelled from membership in, or suspended or barred from association with a member of, a registered national securities exchange or a registered national or affiliated securities association for any act or omission to act constituting conduct inconsistent with just and equitable principles of trade?**
7. **Has any such person filed (as a registrant or issuer), or was any such person or was any such person named as an underwriter in, any registration statement or Regulation A offering statement filed with the Commission that, within five years before the filing of this offering statement, was the subject of a refusal order, stop order, or order suspending the Regulation A exemption, or is any such person, at the time of such filing, the subject of an investigation or proceeding to determine whether a stop order or suspension order should be issued?**
8. **Is any such person subject to a United States Postal Service false representation order entered within five years before the filing of the information required by Section 4A(b) of the Securities Act, or is any such person, at the time of filing of this offering statement, subject to a temporary restraining order or preliminary injunction with respect to conduct alleged by the United States Postal Service to constitute a scheme or device for obtaining money or property through the mail by means of false representations?**

Northstar Technologies Group, Inc. answers 'NO' to all of the above questions.

# Other Material Information

31. **In addition to the information expressly required to be included in this Form, include: any other material information presented to investors; and such further material information, if any, as may be necessary to make the required statements, in the light of the circumstances under which they are made, not misleading.**

The following documents are being submitted as part of this offering:

**Governance:**

**Certificate of Incorporation:**          certificateofincorporation.pdf

**Corporate Bylaws:**          corporatebylaws.pdf

**Opportunity:**

**Offering Page JPG:**          offeringpage.jpg

**Pitch Deck:**          pitchdeck.pdf

**Financials:**

**Additional Information:**          otherfinancial.pdf

# Ongoing Reporting

32. **The issuer will file a report electronically with the Securities & Exchange Commission annually and post the report on its web site, no later than 120 days after the end of each fiscal year covered by the report:**

Once posted, the annual report may be found on the issuer's web site at: www.northstartgi.com

The issuer must continue to comply with the ongoing reporting requirements until:

- the issuer is required to file reports under Section 13(a) or Section 15(d) of the Exchange Act;
- the issuer has filed at least one annual report pursuant to Regulation Crowdfunding and has fewer than 300 holders of record and has total assets that do not exceed $10,000,000;
- the issuer has filed at least three annual reports pursuant to Regulation Crowdfunding;
- the issuer or another party repurchases all of the securities issued in reliance on Section 4(a)(6) of the Securities Act, including any payment in full of debt securities or any complete redemption of redeemable securities; or
- the issuer liquidates or dissolves its business in accordance with state law.